Exhibit 4.6
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following summary describes the securities of SandRidge Energy, Inc., ("we," "our," and "us") registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of December 31, 2021, we have one class of securities; common stock.
Description of Common Stock
The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities securities and is qualified in its entirety by reference to our Certificate of Incorporation and our Bylaws, and by applicable provisions of the Delaware General Corporation Law (the “DGCL”). We urge you to read our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”) in their entirety for a complete description of the rights and preferences of our securities, copies of which have been filed with the SEC, as well as the applicable provisions of the DGCL for additional information. The Certificate of Incorporation and Bylaws are also incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.6 is a part.

Authorized Capitalization
Our authorized capital stock consists of 300,000,000 shares, which include 250,000,000 shares of common stock, par value $0.001 par value per share (the “common stock”) and 50,000,000 shares of preferred stock, par value $0.001 per share (the “preferred stock”).
As of December 31, 2020, there were approximately 36,675,421 issued and outstanding shares of common stock and no shares of preferred stock issued and outstanding. All of the shares of common stock are duly authorized, validly issued, fully paid and non-assessable. Pursuant to the Bylaws and subject to any resolution of the stockholders, the Board is authorized to issue any of our authorized but unissued capital stock.
Common Stock
Dividends
Subject to the rights granted to any holders of the preferred stock, holders of the common stock will be entitled to dividends in the amounts and at the times declared by our Board in our discretion out of any assets or our funds legally available for the payment of dividends.
Voting
Each holder of shares of the common stock is entitled to one vote for each share of the common stock on all matters presented to our stockholders (including the election of directors). Our common stock does not have cumulative voting rights. Uncontested elections of directors are decided by a majority of the votes cast with respect to that director’s election, and contested elections of directors are decided by a plurality of the votes cast present in person or represented by proxy,
Liquidation
The holders of the common stock will share equally and ratably in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding.

Exhibit 4.6
Other Rights
The holders of the common stock do not have preemptive rights to purchase shares of our common stock. The common stock is not convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. The rights, preferences and privileges of holders of the common stock will be subject to those of the holders of any shares of preferred stock that we may issue in the future.
Under the terms of the Certificate of Incorporation and the Bylaws, we are prohibited from issuing any non-voting equity securities to the extent required under Section 1123(a)(6) of the Bankruptcy Code and only for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to us.
Listing
The common stock is traded on the New York Stock Exchange under the trading symbol “SD.”

Change in Control Effects of Certain Provisions
Our Certificate of Incorporation, Bylaws, and the DGCL contain certain provisions that could delay, defer, or prevent a change in control by means of merger, reorganization, liquidation, tender offer, sale, transfer of substantially all of our assets, or otherwise.
Advance Notice of Director Nominations and Matters to be Acted Upon at Meetings
Our Bylaws contain advance notice requirements for nominations for directors to our Board of Directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.
Amendment to Bylaws
Our Certificate of Incorporation provides that our Bylaws may be adopted, amended, restated, or repealed by the Board of Directors; provided no bylaw adopted by the stockholders can be amended, repealed, or readopted by the Board of Directors if such bylaw provides that it may not be amended, repealed, or readopted by the Board of Directors. The Certificate of Incorporation also provides that that the Bylaws may not be adopted, amended, restated or repealed by the stockholders except by the vote of holders of a majority in voting power of the outstanding shares of stock entitled to vote, voting together as a single class.
Special Meeting of Stockholders
Our Certificate of Incorporation provides that a special meeting of our stockholders may be called only by the Chief Executive Officer, the Chairman of the Board of Directors, the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors that the Corporation would have if there were no vacancies or by the Secretary of the Corporation at the written request or requests of holders of record of at least twenty-five percent (25%) of the voting power of the outstanding capital stock entitled to vote at the time of such written request pursuant to the procedures set forth in the Bylaws.
Limits on Ability of Stockholders to Act by Written Consent
Our Bylaws provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with the Bylaws, the Certificate of Incorporation, and the DGCL and may not be taken by written consent of the stockholders without a meeting.